Exhibit 99.6

Wipro Limited

Results for the Quarter ended June 30, 2016

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 16-17	FY 15-16
		Q1	FY	Q4	Q3	Q2	Q1
Revenue & OM%	IT Services Revenues ($M)	1,930.8	7,346.3	1,882.0	1,838.3	1,831.9	1,794.1
	Sequential Growth	2.6%	3.7%	2.4%	0.3%	2.1%	1.1%
	Sequential Growth in Constant Currency*	2.0%	7.6%	2.7%	1.4%	3.1%	0.2%
	Operating Margin%**	17.8%	20.2%	19.7%	19.9%	20.4%	20.7%

Service Line Mix	Practices^
	Analytics	7.4%	7.4%	7.2%	7.4%	7.5%	7.5%
	Application Services	44.7%	46.6%	45.3%	46.7%	46.8%	47.5%
	Business Process Services	12.9%	9.8%	10.6%	9.8%	9.8%	9.3%
	Global Infrastructure Services	27.9%	28.3%	28.9%	28.1%	28.0%	28.0%
	Product Engineering	7.1%	7.9%	8.0%	8.0%	7.9%	7.7%

SBU Mix	Strategic Business Units***
	Communications	7.6%	7.6%	7.7%	7.7%	7.6%	7.4%
	Consumer	15.8%	16.3%	16.4%	16.5%	16.2%	16.2%
	Energy, Natural Resources & Utilities	13.2%	14.6%	14.0%	14.4%	14.7%	15.2%
	Finance Solutions	25.6%	26.3%	25.4%	26.2%	26.7%	26.8%
	Healthcare, Life Sciences & Services	15.3%	12.0%	13.3%	12.0%	11.4%	11.2%
	Manufacturing & Technology	22.5%	23.2%	23.2%	23.2%	23.4%	23.2%

Geography Mix	Geography
	Americas	53.5%	52.7%	52.5%	52.8%	53.0%	52.5%
	APAC and Other Emerging Markets	10.7%	11.2%	10.9%	11.4%	11.2%	11.3%
	Europe	25.4%	25.3%	25.6%	24.8%	25.2%	25.6%
	India & Middle East business	10.4%	10.8%	11.0%	11.0%	10.6%	10.6%

Guidance	Guidance ($MN)	1,901-1,939		1,875-1,912	1,841-1,878	1,821-1,857	1,765-1,793
	Guidance restated based on actual currency realized ($MN)	1,912-1,950		1,869-1,906	1,821-1,858	1,803-1,839	1,781-1,809
	IT Services Revenues ($M)	1,930.8	7,346.3	1,882.0	1,838.3	1,831.9	1,794.1

Customer Relationships	Customer size distribution (TTM)
	> $100M	9	9	9	9	10	10
	> $75M	19	18	18	17	17	17
	> $50M	33	33	33	32	31	30
	> $20M	91	89	89	85	85	86
	> $10M	170	160	160	154	154	151
	> $5M	252	248	248	247	244	244
	> $3M	336	331	331	325	321	314
	> $1M	565	550	550	536	533	537

Customer Metrics	Revenue from Existing customers %	99.7%	98.1%	96.5%	97.9%	98.5%	99.6%
	Number of new customers	50	261	119	39	67	36
	Total Number of active customers	1208	1223	1223	1105	1100	1071
	Customer Concentration
	Top customer	2.5%	3.1%	2.7%	3.2%	3.1%	3.3%
	Top 5	10.3%	11.6%	11.0%	11.5%	11.7%	12.2%
	Top 10	17.6%	19.3%	18.2%	19.3%	19.8%	20.1%

*	Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
**	Effective April 1, 2016, the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.
***	Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.
^	We have re-classified some portions of work amongst Service lines and therefore the growth rates (both QoQ and YoY) may not be comparable.

		FY16-17	FY 15-16
		Q1	FY	Q4	Q3	Q2	Q1
Currency Mix	% of Revenue
	USD	60%	60%	60%	60%	60%	61%
	GBP	11%	12%	11%	12%	13%	14%
	EUR	9%	8%	9%	8%	8%	7%
	INR	8%	7%	7%	7%	7%	6%
	AUD	4%	4%	4%	4%	4%	4%
	CAD	2%	2%	2%	2%	2%	2%
	Others	6%	7%	7%	7%	6%	6%

Employee Metrics	Closing Head Count - IT Services	173,863	172,912	172,912	170,664	168,396	161,789
	Utilization (IT Services excl BPS, IFOX, cellent, HPS & I&ME*)
	Gross Utilization	69.9%	68.8%	68.1%	66.4%	69.5%	71.3%
	Net Utilization (excl Support)	78.8%	76.6%	76.1%	73.8%	77.2%	79.4%
	Net Utilization (Excluding Trainees)	79.7%	79.9%	77.5%	78.0%	82.3%	81.9%
	Attrition
	IT Services excl BPS, cellent, HPS
	Voluntary TTM	16.5%	16.1%	16.1%	16.3%	16.3%	16.4%
	Voluntary Quarterly Annualized	17.9%	16.1%	14.9%	16.3%	17.0%	16.4%
	BPS
	BPS % - Quarterly	11.7%	11.0%	11.1%	9.9%	10.2%	12.0%
	BPS % - Post Training Quarterly	9.0%	9.3%	9.9%	8.8%	8.5%	9.3%
	Sales & Support Staff - IT Services (avg)	14,324	13,140	13,737	13,239	13,068	12,517

B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS and India & Middle East Business)

Service delivery	Revenue from FPP	56.0%	55.2%	56.9%	55.9%	53.4%	54.5%
	Onsite Revenue - % of Services	54.4%	54.1%	54.2%	53.8%	53.9%	54.6%
	Off shore Revenue - % of Services	45.6%	45.9%	45.8%	46.2%	46.1%	45.4%

C. Growth Metrics For Quarter ended June 30, 2016

	Seq %	YoY%	Constant Currency Seq %	Constant Currency YoY %
IT Services	2.6%	7.6%	2.0%	9.5%

Verticals
Communications	0.2%	10.2%	-0.4%	14.6%
Consumer Business Unit	-1.1%	5.2%	-1.6%	6.9%
Energy, Natural Resources & Utilities	-2.7%	-6.2%	-4.1%	-2.8%
Finance Solutions	3.5%	3.0%	2.9%	5.5%
Healthcare, Life Sciences & Services	18.0%	46.2%	17.7%	46.6%
Manufacturing and Technology	-0.6%	4.1%	-0.9%	4.6%

Geography
Americas	4.5%	9.7%	4.2%	10.1%
APAC and Other Emerging Markets	0.7%	2.1%	-0.4%	6.0%
Europe	1.7%	6.8%	0.5%	10.2%
India & Middle East business	-2.5%	5.4%	-2.6%	8.7%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q1 FY 16-17 (INR Mn.)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	90,497	5,856	36	96,389
Selling and marketing expenses	9,947	226	(32)	10,141
General and administrative expenses	7,375	216	8	7,599

Total	107,819	6,298	11	114,129